WEBFOLIO INC.
                  1129 8 Street S.E. Calgary AB Canada T2G 2Z6
                               web.folio@yahoo.com
                    Telephone (403)863-6225 Fax (810)963-0278
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                                                                February 5, 2013

Ms. Katherine Wray, Attorney-Advisor
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Webfolio Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed December 10, 2012
    File No. 333-182970

Dear Ms. Wray,

Thank you for your assistance in the review of our filing. In response to your comment letter dated December 31, 2012 we have the following comments.

GENERAL

     1. We have revised to add better disclosure on the exemptions of the JOBS Act.

     2. Under Rule 405 of the Securities Act of 1933 and Rule 12b-2 of the Securities and Exchange Act of 1934, (the "Rule"), a shell company is defined as a registrant that has (1) no or nominal operations and (2) either (x) no or nominal assets; (y) assets consisting of cash or cash equivalents; or (z) assets consisting of any amount of cash and cash equivalents and nominal other assets. In reviewing the Rule and applying the facts, the Company noted among other things the following: (i) that the Note to the Rule states that for purposes of this definition, the determination of a registrant's assets (including cash and cash equivalents) is based solely on the amount of assets that would be reflected on the registrant's balance sheet prepared in accordance with generally accepted accounting principles, and (ii) that in adopting the definition of shell company in SEC Release No. 33-8587 (the "Release"), the Commission stated that it intentionally did not define the term "nominal" and it did not set a quantitative threshold of what constitutes a shell company. As such, the threshold of what is "nominal: is based on the facts and circumstances of each individualized case.

          While the company is a development stage company, it is not a shell company as defined in Rule 405 of the Securities Act of 1933, as amended. The Company has a very specific business purpose and has been active in its operations with respect to developing its business plan. Some of the relevant facts that the company finds pertinent in its classification as a non-shell are (i) a very specific business purpose
          (ii) a bona fide plan of operations, (iii) revenue generation strategy and (iv) and operating expenses. The Company's business plan is to develop, market and sell our web-based real estate buyer management service to real estate investors. Our target market is professional real estate investors whom we define as someone who spends at least
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          25% of their time working on their real estate investment business. We anticipate the company's web-based application will include the following features: a user profile, as well as a property listing feature, to assist the real estate investor in managing his time and property listings; a buyer manager feature to allow the investor to list and profile his buyers and then match those buyers to properties the investor has for sale; an email/letter feature to generate text flyers and property presentations to the investor's buyers with status follow up; and a template/form feature to manage a variety of real estate related agreements and documents. It will cover the lifecycle of selling the real estate investor's properties from managing initial buyer information to generating agreements which clarifies the purchase terms and conditions. When the design and programming of the buyer management service is completed and tested, we will offer it for sale through an initial annual subscription

          In furtherance of its business plan, the Company has:

          - Secured our URL address: mylistsonline.com; the company also has secured the following associated URLs: www.mylistsonline.ca, www.mylistsonline.us, www.mylistsonline.biz and www.mylistsonline.net.
               Approximate costs of URLS and hosting - $250.
           - Sought cost estimates for design and programming of web-based application; URL and hosting fees were approximately $250
           - Mapped out preliminary flow chart and layout of the application's navigation pages that will include Home Page, User Profile, My Tasks, My Calendar, Buyers List, Properties List, Buyer/PropertyActivity, Target Emails/Letters, Reports/Templates, Help and Contact Us
           - Selected Google App Engine and its database services offered through the Google App Engine platform as the company's deployment target; (Google App Engine is a unique hosting platform that allows you to build applications and run them in Google's data centers using its global infrastructure);
           - Installed an open source code editor that will help simplify our integration and deployment activities (Open source refers to a program in which the source code is available to the general public for use and/or modified from its original design);
           - Developed website subscriber agreement including terms of service ownership, document storage, links to 3rd party websites, conduct of use;
           - Developed Privacy Policy for subscribers to safeguard customer information and communications;
           - Researched ad server sites that will allow partner/banner ads to be included on website for added revenue including Google Adsense as an affiliate partner to bring more traffic to the site;
           - Developed one page description of company's buyer management service and contact information to begin building database of potential real estate investors who will participate in test marketing service;
           - Contacted several real estate investor associations including the Canada Real Estate Investment Club and various Calgary, Alberta real estate investment clubs to participate in test marketing service; Developed a revenue generating strategy by offering subscriptions to real estate investors for using company's service;
           - Developed a revenue generating strategy by offering subscriptions to real estate investors for using company's service.
           - The Company's management is involved in the day to day operations.
           - Since May 16, 2011 (inception) through November 30, 2012, the company had an operating loss of $5,034 for activities related to our company's development and operations.

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          The foregoing actions taken by the company demonstrate the company's high level of commitment towards establishing a legitimate business pursing opportunities for its development. We are not a `shell company' as defined by Rule 405 of the Securities Act, but a development company with a limited operating history.

SUMMARY OF PROSPECTUS

General Information About Our Company, page 3

     3.   We have addressed each of the bullet points from your letter.

     4.   We have addressed each of the bullet points from your letter.

BECAUSE WE ARE SMALL WE DO NOT HAVE AN AUDIT COMMITTEE AND WE DO NOT HAVE ADEQUATE DISCLOSURE CONTROLS AND PROCEDURES..., PAGE 8

     5. We have revised the disclosure to address the ineffective controls and procedures and how the company plans to remedy them in the future.

AS AN "EMERGING GROWTH COMPANY" UNDER THE JUMPSTART OUR BUSINESS STARTUPS ACT..., PAGE 11

     6. We have revised the wording of the risk factor and feel our new disclosure is more appropriate.

BECAUSE THERE IS NO PUBLIC TRADING MARKET FOR OUR COMMON STOCK ..., PAGE 11

     7.   We have added a risk factor discussing the reporting obligations under
          Section 15(d).

USE OF PROCEEDS, PAGE 13

     8. We have revised to define "minimum operations" and provided more detail on the functionalities based on different funding scenarios.

     9. We have revised to clarify Programming, Online Project Management and Telecommunications and Internet and how each would allow us to achieve our milestones.

     10. We have revised the disclosure to address operations over the next 12 months rather than 4-6 months.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW, PAGE 27

     11. We have revised to clarify the amount of our budget and the specific operations and costs included in minimum operations. We have also revised to discuss the milestones included in the 12-month budget and the amount of capital that must be raised in order to sustain operations.

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
RESULTS OF OPERATIONS, PAGE 30

FROM INCEPTION ON MAY 16, 2011 TO MAY 31, 2012, PAGE 25

     12. We have updated the discussion with the November 30, 2012 financial statements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 33

     13. We have corrected the table and included the percentage of shares owned by management in the different funding scenarios.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-1

     14. The auditor has revised the report to include the correct periods as required.

     15. The auditor has revised the report to reflect his name as registered with the PCAOB.

EXHIBIT 23.1

     16.  The auditor has revised his consent.

We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

The Company further acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Robin Thompson
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Robin Thompson
Chief Executive Officer & Director

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